UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8‑K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 1, 2016 (July 31, 2016)

TRANSOCEAN LTD.

(Exact name of registrant as specified in its charter)

Switzerland	000-53533	98-0599916
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

10 Chemin de Blandonnet 1214 Vernier, Geneva Switzerland	CH-1214
(Address of principal executive offices)	(zip code)

Registrant’s telephone number, including area code: +41 (22) 930-9000

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☑Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On July 31, 2016, Transocean Ltd., a Swiss corporation (“Transocean”), Transocean Partners Holdings Ltd., a Cayman Islands exempted company and an indirect, wholly owned subsidiary of Transocean (“Transocean Holdings”), TPHL Holdings LLC, a Marshall Islands limited liability company and a direct, wholly owned subsidiary of Transocean Holdings (“Merger Sub”), and Transocean Partners LLC, a Marshall Islands limited liability company (“Transocean Partners”), entered into an Agreement and Plan of Merger (the “Merger Agreement”).  Under the terms of the Merger Agreement, Transocean will acquire Transocean Partners in a transaction in which Merger Sub will merge with and into Transocean Partners, with Transocean Partners as the surviving entity, resulting in Transocean Holdings holding all of the common units of Transocean Partners (the “Merger”). The Merger Agreement has been approved by the conflicts committee of Transocean Partners, the boards of directors of each of Transocean Holdings, Merger Sub and Transocean Partners and a special committee of the board of directors of Transocean.  The conflicts committee of Transocean Partners and the board of directors of Transocean Partners have both recommended that the members of Transocean Partners approve the Merger Agreement and the Merger.

Under the terms of the Merger Agreement, each common unit of Transocean Partners outstanding immediately prior to the effective time of the Merger (other than common units held by Transocean, Transocean Partners, Transocean Holdings, Merger Sub or any other subsidiary of Transocean) will be converted into the right to receive 1.1427 Transocean shares (the “Exchange Ratio”).

Under the Merger Agreement, each unvested time-based award of Transocean Partners phantom units (except as described below) and each performance-based Transocean Partners phantom unit award granted prior to January 1, 2016 will generally, immediately prior to the effective time, become fully vested without any action on the part of the award holder, Transocean Partners, Transocean or Merger Sub and, as a result, each award holder will be issued (subject to applicable tax withholding) the applicable number of Transocean Partners common units. Additionally, each performance-based Transocean Partners phantom unit award granted on or after January 1, 2016 will be deemed to have vested in a number of earned phantom units determined by multiplying 100% by the number of target Transocean Partners performance-based phantom units under such award, and as a result the award holder will be issued (subject to applicable tax withholding) a corresponding number of Transocean Partners common units.  Such Transocean Partners common units will be treated at the effective time the same as, and have the same rights and be subject to the same conditions as, the other outstanding common units described above.

Notwithstanding the above, Transocean Partners will take all necessary actions to provide that certain awards of Transocean Partners phantom units that remain outstanding immediately prior to the effective time will cease to represent a right to acquire Transocean Partners common units, and Transocean will assume such phantom unit awards which will, as of the effective time, represent the right to receive a number of Transocean shares, subject to the terms of the applicable plan and award agreement, equal to the number of Transocean Partners common units that were subject to the award multiplied by the Exchange Ratio (rounded down to the nearest whole Transocean share). Following the effective time, no holder of an award of Transocean Partners phantom units that was assumed by Transocean will have any right to receive Transocean Partners common units in respect of such phantom unit award or any right to receive the merger consideration.

Pursuant to the Merger Agreement, the parties have agreed to coordinate the timing of the closing of the Merger to facilitate the payment of the regular quarterly distribution on the Transocean Partners common units for the quarter ending September 30, 2016. As soon as practicable after September 30, 2016, Transocean Partners’ board of directors will determine and declare the regular quarterly distribution for the third quarter of 2016 in accordance with its limited liability company agreement and the Merger Agreement; provided, however, that such distribution will not be less than $0.3625 per common unit without the separate determination and approval of the conflicts committee of the board of directors of Transocean Partners. Transocean Partners unitholders will be entitled to receive any distribution with a record date occurring prior to the closing of the Merger with respect to such units in accordance with the terms of Transocean Partners’ limited liability company agreement and the Merger Agreement and which remains unpaid as of the closing of the Merger.  Such distributions by Transocean Partners are not part of the merger consideration and will be paid by Transocean Partners on the payment date set therefor to such holders of Transocean Partners common units.

Completion of the Merger is subject to customary conditions, including: (1) approval of the Merger Agreement by a Unit Majority (as defined in the limited liability company agreement of Transocean Partners); (2) the effectiveness of a registration statement on Form S-4 that will be filed by Transocean for the issuance of its shares in connection with the Merger; and (3) the approval of the listing of those shares on the New York Stock Exchange.  As Transocean has already committed in the Merger Agreement to voting its approximately 21.3 million common units in favor of the Merger, a vote in favor of the Merger by approximately 9.9 million (or approximately 50.1%) of the approximately 19.7 million common units not held by Transocean will be required to approve the Merger.  Transocean Holdings has already approved the Merger and the Merger Agreement in its capacity as the Transocean Member (as defined in the Second Amended and Restated Limited Liability Company Agreement of Transocean Partners dated as of July 29, 2014) of Transocean Partners, and in its capacity as the holder of all the subordinated units of Transocean Partners.

Transocean, Transocean Holdings, Merger Sub and Transocean Partners have made customary representations, warranties and covenants in the Merger Agreement.  In addition, Transocean Partners has covenanted (1) to conduct its business in the ordinary course; (2) to hold a meeting of the holders of its common units to consider approval of the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement; (3) subject to certain exceptions, for each of its board of directors and the Transocean Partners conflicts committee not to change its respective recommendation with respect to the Merger Agreement and the Merger; (4) not to solicit proposals relating to alternative business combination transactions; and (5) subject to certain exceptions, not to enter into discussions concerning or provide confidential information in connection with alternative business combination transactions.

The Merger Agreement contains provisions granting both Transocean and Transocean Partners rights to terminate the Merger Agreement under specified conditions, including (1) if the Merger is not completed by January 31, 2017; (2) if there is a failure at the Transocean Partners common unitholder meeting to approve the Merger and the Merger Agreement; or (3) if a governmental order has been issued prohibiting the Merger.

The Merger Agreement contains provisions granting Transocean Partners the right to terminate the Merger Agreement under specified conditions, including (1) in order for Transocean Partners to enter into a Superior Proposal (as defined in the Merger Agreement) if certain conditions are met or

(2) if Transocean, Transocean Holdings or Merger Sub has materially breached a representation, warranty or covenant, such breach is not curable, or if curable, is not cured within 30 days after notice, and Transocean Partners has not so breached any of its representations, warranties or covenants.

The Merger Agreement contains provisions granting Transocean the right to terminate the Merger Agreement under specified conditions, including (1) if Transocean Partners’ conflicts committee changes its recommendation, or (2) if Transocean Partners has materially breached a representation, warranty or covenant, such breach is not curable, or if curable, is not cured within 30 days after notice, and none of Transocean, Transocean Holdings or Merger Sub has so breached any of its representations, warranties or covenants.

In the event of a termination of the Merger Agreement under certain circumstances, Transocean Partners may be required to pay Transocean a termination fee equal to $15 million or Transocean Partners may be required to reimburse Transocean for its transaction expenses up to $2.5 million.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated by reference herein.

Transocean estimates that it will issue approximately 22.7 million shares in the Merger, equal to approximately 6.1% of the 370,967,382 Transocean shares issued as of the date of the Merger Agreement.  The shares will be issued out of Transocean’s conditional capital.

The Merger Agreement has been included to provide security holders with information regarding its terms.  It is not intended to provide any other factual information about Transocean, Transocean Holdings, Merger Sub or Transocean Partners.  The representations, warranties and covenants contained in the Merger Agreement were made solely for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to security holders.  Security holders are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Transocean, Transocean Holdings, Merger Sub or Transocean Partners.  Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Transocean’s or Transocean Partners’ public disclosures.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  The statements regarding the proposed transaction, including its effects, benefits and costs savings, opinions, forecasts, projections, expected timetable for completion, and any other statements regarding Transocean’s and Transocean Partners’ future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not statements of historical fact, are forward-looking statements within the meaning of the federal securities laws.  We can give no assurance that such expectations will prove to have been correct. These statements are subject to risks, uncertainties and assumptions including, among other things, satisfaction of the closing conditions to the Merger, the risk that the contemplated Merger does not occur, negative effects from the pendency of the Merger, the ability to realize expected cost savings and benefits, failure to obtain the required vote of Transocean Partners’ holders of common units, the timing to consummate the proposed transaction, the adequacy of and access to sources of liquidity, Transocean’s inability to obtain drilling contracts for rigs that do not have contracts, Transocean’s inability to renew drilling contracts at comparable dayrates, operational performance, the impact of regulatory changes, the cancellation of drilling contracts currently included in our reported contract backlog, and other risk factors that are discussed in Transocean’s and Transocean Partners’ most recent Annual Reports on Form 10-Ks as well as each company’s other filings with the SEC available at the SEC’s Internet site (www.sec.gov). Actual results may differ materially from those expected, estimated or projected.  Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update or revise any of them in light of new information, future events or otherwise.

Additional Information

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC REGARDING THE TRANSACTION CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. These documents (when they become available) will contain important information about the proposed transaction that should be read carefully before any decision is made with respect to the proposed transaction. These materials will be made available to unitholders of Transocean Partners at no expense to them.  Investors will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Transocean and/or Transocean Partners through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Transocean will be available free of charge on Transocean’s internet website at www.deepwater.com.  Copies of the documents filed with the SEC by Transocean Partners will be available free of charge on Transocean Partners’ internet website at www.transoceanpartners.com.  You may also read and copy any reports, statements and other information filed by Transocean Partners or Transocean with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

Participants in Solicitation

Transocean, Transocean Partners, their respective directors and certain of their respective executive officers may be considered, under SEC rules, participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Transocean is set forth in its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 25, 2016, and its proxy statement for its 2016 annual general meeting of shareholders, which was filed with the SEC on March 18, 2016. Information about the directors and executive officers of Transocean Partners is set forth in its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 25, 2016, and its proxy statement for its 2016 annual meeting of unitholders, which was filed with the SEC on March 17, 2016.  These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Item 7.01 Regulation FD Disclosure.

Transocean and Transocean Partners issued a joint press release announcing entry into the Merger Agreement.  A copy of the press release is furnished as Exhibit 99.1 hereto and incorporated into this Item 7.01 by reference.

Transocean has posted on its website, as of August 1, 2016, an investor presentation. The presentation, entitled “Transocean Acquisition of Transocean Partners,” is posted at http://www.deepwater.com/investor-relations; or may be found by navigating to our website at: www.deepwater.com, selecting “Investor Relations” then “News” and “Presentations.”

Item 9.01.  Financial Statements and Exhibits.

(d)  Exhibits.

Exhibit Number	Description

2.1	Agreement and Plan of Merger among Transocean Ltd., Transocean Partners Holdings Ltd., TPHL Holdings LLC and Transocean Partners LLC, dated July 31, 2016

99.1	Joint Press Release Announcing Agreement to Acquire Transocean Partners LLC dated August 1, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRANSOCEAN LTD.

Date: August 1, 2016	By	/s/ Daniel Ro-Trock
Daniel Ro-Trock
Authorized Person

Index to Exhibits

Exhibit No.	Description

2.1	Agreement and Plan of Merger among Transocean Ltd., Transocean Partners Holdings Ltd., TPHL Holdings LLC and Transocean Partners LLC, dated July 31, 2016

99.1	Joint Press Release Announcing Agreement to Acquire Transocean Partners LLC dated August 1, 2016